SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

23 February 2017

Directorate Change

Prudential plc ("Prudential") announces that Ann Godbehere will retire from the Board at the conclusion of the Annual General Meeting on 18 May 2017.
Ms Godbehere has been a non-executive director since August 2007, Chairman of the Audit Committee since October 2009, a member of the Risk Committee since November 2010 and a member of the Nomination and Governance Committee since July 2012.
David Law, a non-executive director since September 2015, will succeed Ms Godbehere as Chairman of the Audit Committee and become a member of the Risk Committee and the Nomination and Governance Committee with effect from 19 May 2017.
Lord Turner, a non-executive director since September 2015 and a member of the Risk Committee, will become a member of the Audit Committee with effect from 19 May 2017.
Paul Manduca, Chairman of Prudential, said: "I would like to thank Ann for almost a decade of service, during which the Group has developed significantly. In particular I would like to acknowledge her strong contribution to our discussions and her effective chairmanship of the Audit Committee. I am delighted that she will be succeeded by David Law, who has a wealth of experience of auditing global insurance groups. The Board takes succession planning very seriously and these appointments are clear evidence of this process working well."
The Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3537	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590
Notes to Editors:

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £562 billion of assets under management (as at 30 June 2016). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About David John Alexander Law, ACA
David was the Global Leader of PwC's insurance practice, a Partner in PwC's UK firm, and worked as the Lead Audit Partner for multinational insurance companies until his retirement in 2015. David has also been responsible for PwC's insurance and investment management assurance practice in London and the firm's Scottish assurance division.

David is a Director and Chief Executive of L&F Holdings Limited and its subsidiaries, the professional indemnity captive insurance group that serves the PwC network and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 February 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Alan Porter

Alan Porter
Group Company Secretary